UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

RAYTHEON COMPANY

(Exact name of Registrant as specified in its charter)

Delaware	95-1778500
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

870 Winter Street Waltham, MA 02451	02451
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Warrants	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: None (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered.

Warrants

The registration statement registers under Section 12(b) warrants (each a “Warrant”) to subscribe for 12,025,662 shares of common stock, $0.01 par value (“Common Stock”), of Raytheon Company (“Raytheon” or the “Company”). Each Warrant confers upon its holder the right to purchase one share of Common Stock at an exercise price of $37.50 per share. The Company expects to issue the Warrants on or about June 23, 2006. The Warrants expire five years from the date on which they were issued.

Raytheon is issuing the Warrants pursuant to the terms of the settlement of In re Raytheon Company Securities Litigation, Case No. 99-12142-PBS (the “Settlement”). The Settlement was approved by the U.S. District Court for the District of Massachusetts, and the Warrants are being issued to approved members of the class of plaintiffs and plaintiffs’ counsel as part of the settlement consideration.

A complete description of the terms of the Warrants is set forth in the Warrant Agreement between Raytheon Company and American Stock Transfer & Trust Company (“AST”), as warrant agent, dated as of May 10, 2006 (the “Warrant Agreement”). The following description of the Warrants does not purport to be complete and is qualified in its entirety by reference to such document.

The Company will not be required to issue fractional shares upon exercise of a Warrant. If more than one Warrant is exercised by the same holder, the number of full shares issuable upon exercise will be computed on the basis of the aggregated number of shares purchasable. If any fraction of a share would be otherwise issuable, the Company will pay an amount in cash equal to the Current Market Value, as defined in the Warrant Agreement, as determined on the day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction, computed to the nearest whole cent.

Under the Warrant Agreement, in the event that the Company (i) declares a dividend payable in Common Stock or makes some other distribution on the outstanding shares of its Common Stock in shares of its Common Stock, (ii) subdivides or reclassifies the outstanding shares of its Common Stock into a greater number of shares or (iii) combines or reclassifies the outstanding shares of its Common Stock into a smaller number of shares (each an “Share Adjustment”), the exercise price in effect immediately after the record date for such dividend or distribution or the effective date of such division, reclassification or combination will be proportionately adjusted by multiplying the then existing exercise price by a fraction, the numerator of which will be the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which will be the number of shares of Common Stock outstanding immediately after such event, and the product so obtained will thereafter be the exercise price then in effect. Such adjustment will be made successively whenever any event specified above will occur.

No adjustment in exercise price is required if the adjustment would amount to a change in exercise price of less than ten cents. However, the amount by which any adjustment is not made for this reason will be carried forward and taken into account at the time of any subsequent adjustment in exercise price.

Upon each adjustment of exercise price pursuant to a Share Adjustment, each Warrant will evidence the right to purchase that number of shares (to the nearest hundredth of a share) obtained by multiplying the number of shares of Common Stock purchasable immediately prior to such adjustment upon exercise of the Warrant by the exercise price in effect immediately prior to such Adjustment of Exercise Price and dividing the product by the exercise price in effect immediately after such Adjustment of Exercise Price.

In case of a capital reorganization, consolidation or merger of the Company (other than in case of an Share Adjustment or a consolidation or merger of the Company with or into another corporation in which the Company is the continuing corporation and which does not result in any reclassification of the outstanding shares of Common Stock or the conversion of such share of Common Stock into shares of other stock or other securities or property) (a “Reorganization”), the holders of Warrants not yet exercised will have the right to receive, upon exercise of the Warrants and payment of the exercise price, the kind and amount of consideration they would have received had their Warrants been exercised immediately before the Reorganization. Unless the Reorganization is one in which the consideration to the holders of Common Stock is payable solely in cash, or unless the survivor or acquiring entity in the Reorganization automatically assumes the Company’s obligations under the Warrant Agreement, the Company will provide that the survivor or acquiring entity will enter into an agreement confirming the rights of the Warrant holders pursuant to the relevant provisions in the Warrant Agreement, which will be as nearly equivalent as may be practicable to those provided in the Warrant Agreement. In the event of a Reorganization, the Company will provide notice of the execution of the relevant agreement to the holders of the Warrants.

In the event of a Reorganization where the consideration to the holders of Common Stock in exchange for their Common Stock is payable solely in cash, the holders of the Warrants will be entitled to receive, upon surrender of their Warrant certificates, an amount in cash equal to the number of Warrants tendered by such holder multiplied by the value of a Warrant as of the date of such Reorganization, with the value of the Warrant determined in the manner described in the Warrant Agreement.

Prior to the exercise of any Warrant, holders of Warrants are not entitled to any rights of a stockholder of Raytheon, including, without limitation, the right to vote or to receive dividends or other distributions. Furthermore, the holders of Warrants are not entitled to receive any notice of any proceedings of Raytheon, except as set forth in the Warrant Agreement.

Item 2.	Exhibits

The following exhibits are filed herewith or are incorporated by reference as indicated below.

Exhibit Number	Description

1.	Warrant Agreement, dated as of May 10, 2006 between Raytheon Company and American Stock Transfer & Trust Company as Warrant Agent (incorporated by reference to Exhibit 4.1 of the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2006.)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

RAYTHEON COMPANY

By:	/s/ John W. Kapples
	Name:	John W. Kapples
	Title:	Vice President and Secretary

Date: June 9, 2006